SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLACK MOUNTAIN CAPITAL CORPORATION
(formerly "MERCURY PARTNERS & COMPANY INC.")

(Name of Issuer)

Common Stock

(Title of Class of Securities)

092146 10 9

(CUSIP Number)

Tom S. Kusumoto, Suite 613, 375 Water Street
Vancouver, British Columbia V6B 5C6 Canada
Telephone: (604) 689-7565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 092146 10 9

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Tom S. Kusumoto

2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3) SEC Use Only

4) Source of Funds

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization  Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	145,500
	(8)	Shared Voting Power	1,207,270
	(9)	Sole Dispositive Power	145,500
	(10)	Shared Dispositive Power	1,207,270

11) Aggregate Amount Beneficially Owned by Each Reporting Person  1,352,770

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13) Percent of Class Represented by Amount in Row (11)  16.5%(1 1) Black Mountain Capital Corporation ("Black Mountain") currently has 8,183,733 common shares outstanding. )

14) Type of Reporting Person  IN

CUSIP No.  092146 10 9

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Harrop Country Fair Limited

2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3) SEC Use Only

4) Source of Funds  OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization  Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	None
	(8)	Shared Voting Power	552,490
	(9)	Sole Dispositive Power	None
	(10)	Shared Dispositive Power	552,490

11) Aggregate Amount Beneficially Owned by Each Reporting Person  552,490

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13) Percent of Class Represented by Amount in Row (11)  6.75%(2 2)  Black Mountain currently has 8,183,733 common shares outstanding. )

14) Type of Reporting Person  CO

CUSIP No.  092146 10 9

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Mercury Finance Group Ltd.

2)	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3) SEC Use Only

4) Source of Funds  OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization  Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	None
	(8)	Shared Voting Power	654,780
	(9)	Sole Dispositive Power	None
	(10)	Shared Dispositive Power	654,780

11) Aggregate Amount Beneficially Owned by Each Reporting Person  654,780

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13) Percent of Class Represented by Amount in Row (11)  8.0%3  Black Mountain currently has 8,183,733 common stock outstanding.

14) Type of Reporting Person  CO

ITEM 1.   SECURITY AND ISSUER

This statement relates to common shares of Black Mountain Capital Corporation ("Black Mountain"), a company organized under the laws of the Yukon Territory, Canada, having a principal office at Suite 613, 375 Water Street, Vancouver, British Columbia, V6B 5C6, Canada. This statement amends an earlier filed statement on Schedule 13D dated October 5, 2001.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of Tom S. Kusumoto ("Kusumoto"), Harrop Country Fair Limited ("Harrop") and Mercury Finance Group Ltd. ("Mercury"). Kusumoto is a businessman with a business address at Suite 613, 375 Water Street, Vancouver, British Columbia, V6B 5C6, Canada. Harrop and Mercury are holding companies and have the same business address as Kusumoto. See item 6 on pages 2, 3 and 4 for the citizenship and jurisdiction of incorporation of Kusumoto, Harrop and Mercury, respectively.

Kusumoto is the sole executive officer and director of Harrop and Mercury.

During the last five years, neither Kusumoto, Harrop nor Mercury have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kusumoto, Harrop and Mercury have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mercury acquired 654,780 shares (the "Shares") of Black Mountain in connection with the settlement of a debt owed to Mercury pursuant to which CDN$65,478 was settled on a shares for debt basis at a deemed per share value of CDN$0.10.

ITEM 4.	PURPOSE OF TRANSACTION

Mercury acquired the Shares pursuant to the settlement of a debt. Under the terms of the debt settlement, Mercury received the Shares for the settlement of a CDN$65,478 debt at a deemed per share value of CDN$0.10.

At this time, neither Kusumoto, Harrop nor Mercury have any intention or understanding to effect any of the transactions listed in Item 4(a) - (j) of Regulation 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Kusumoto beneficially owns 145,500 shares of the outstanding common stock of Black Mountain. Harrop owns 552,490 shares and Mercury owns 654,780 shares. Harrop and Mercury are wholly-owned by Kusumoto and therefore share voting and dispositive power over the Shares with Kusumoto.

Neither Kusumoto, Harrop nor Mercury effected any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit number	Description
1	Joint Filing Agreement between Tom S. Kusumoto, Harrop Country Fair Limited and Mercury Finance Group Ltd. dated June 6, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2005 (Date) /s/ Tom S. Kusumoto (Signature) TOM S. KUSUMOTO (Name)

June 6, 2005 (Date) HARROP COUNTRY FAIR LIMITED By: /s/ Tom S. Kusumoto (Signature) TOM S. KUSUMOTO, PRESIDENT (Name and Title)

June 6, 2005 (Date) MERCURY FINANCE GROUP LTD. By: /s/ Tom S. Kusumoto (Signature) TOM S. KUSUMOTO, PRESIDENT (Name and Title)

JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of the 6th day of June, 2005.

WHEREAS:

A.
Harrop County Fair Limited ("Harrop") is the beneficial owner of, and has voting and dispositive power over, 552,490 shares of the common stock of Black Mountain Capital Corporation ("Black Mountain");

B.	Mercury Finance Group Ltd. ("Mercury") is the beneficial owner of and has voting and dispositive power over 654,780 shares of common stock of Black Mountain;

C.
Tom S. Kusumoto ("Kusumoto") owns all of the issued and outstanding shares of Harrop and Mercury and is the beneficial owner of, and has voting and dispositive power over 145,500 shares of common stock of Black Mountain; and

D.
Each of Harrop, Mercury and Kusumoto (each a "Filer" and collectively, the "Filers") is responsible for filing a Schedule 13D/A (the "Schedule 13D/A") relating to the acquisition or disposition of the shares of common stock of Mercury pursuant to United States securities laws.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.	Each Filer covenants and agrees that it is individually eligible to use the Schedule 13D/A which is to be filed;

2.
Each Filer is individually responsible for the timely filing of any amendments to the Schedule 13D/A, and for the completeness and accuracy of the information concerning themselves, but is not responsible for the completeness and accuracy of any of the information contained in the Schedule 13D/A as to the other Filer, unless such Filer knows or has reason to believe that the information is inaccurate;

3.	This Schedule 13D/A contains the required information with regard to each Filer and indicates that it is filed on behalf of both Filers; and

4.	Each Filer agrees that the Schedule 13D/A to which this Joint Filing Agreement is attached as Exhibit 1 is filed on its behalf.

IN WITNESS WHEREOF the parties have duly executed this Joint Filing Agreement.

/s/ Tom S. Kusumoto Tom S. Kusumoto

HARROP COUNTRY FAIR LIMITED By: /s/ Tom S. Kusumoto Tom S. Kusumoto President

MERCURY FINANCE GROUP LTD. By: /s/ Tom S. Kusumoto Tom S. Kusumoto President

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